Industrial Tech Acquisitions II, Inc.

5090 Richmond Ave, Suite 319

Houston, Texas 77056

VIA EDGAR

October 4, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Irving

Re:	Industrial Tech Acquisitions II, Inc.
Registration Statement on Form S-1
Filed March 22, 2021
File No. 333-254594

Dear Mr. Irving:

Industrial Tech Acquisitions II, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 5, 2021, regarding the Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on March 22, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Risk Factors
Our warrant agreement will designate the courts, page 57

1.	We note your disclosure here, and at page 126 under “Public Stockholders’ Warrants,” that the exclusive forum in the warrant agreement does not apply to suits brought to enforce any liability or duty created by the Exchange Act. However, because the warrant agreement does not explicitly state that the exclusive forum provision does not apply to Exchange Act claims, please ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: In response to the Staff’s comment, we have revised the warrant agreement.

Our amended and restated certificate of incorporation will require, page 60

2.	We note Article XII, Section 12.1, of your Amended and Restated Certificate of Incorporation will provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Whereas here, and at page 130, under “Exclusive Forum for certain lawsuits,” you indicate that, for any action arising under the Securities Act, the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please revise for consistency.

Response: In response to the Staff’s comment, we have revised the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Scott Crist
Scott Crist, Chief Executive Officer

cc:	Lijia Sanchez, Esq.
Ellenoff Grossman & Schole LLP